Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-132936-14
July 30, 2008

STRUCTURED PRODUCTS – BARES℠

EQUITY LINKED – Linked to the iShares MSCI Emerging Markets Index Fund

Indicative Termsheet / Product Snapshot

Buffered Accelerated Return Equity Securities (BARES)SM ■ Linked to the: iShares MSCI Emerging Markets Index Fund (EEM) ■ Due March 3, 2010 | 200% Upside Participation | 10% Protection

This free writing prospectus relates to a BARES offering, linked to the iShares MSCI Emerging Markets Index Fund. We refer to the iShares MSCI Emerging Markets Index Fund as the Reference Index. The following are summary indicative terms (subject to change and completion) that relate to a BARES offering. For the purposes of this free writing prospectus and the pricing supplement, product supplement, prospectus supplement and prospectus for this product, the iShares MSCI Emerging Markets Index Fund will be treated as an index with the index level as of any date equal to the closing price of one share of the fund on the NYSE.

You may access these documents on the SEC website at www.sec.gov by clicking on the hyperlink to the prospectus in this document or as follows: http://www.sec.gov/Archives/edgar/data/1053092/000104746908008523/a2187005z424b2.htm

Indicative Terms, July 30, 2008 BARESSM OVERVIEW

BARESSM allow investor to receive at maturity 200% upside participation, subject to a cap, within the ranges set forth in the table below and which will be determined on the date the securities are priced for initial sale to the public, in the performance of the Reference Index – if the Reference Index appreciates; if it does not appreciate, investors are protected on the first 10% loss but participate in the decline beyond the Buffer. The BARESSM are not principal protected.

INDICATIVE PRODUCT TERMS:

Issuer:	Credit Suisse, Nassau Branch (Aa1/AA-)*	Redemption Amount at Maturity:	For each $1,000 principal amount of BARES, on the Maturity Date, a holder will receive an amount in cash equal to the principal amount of BARES multiplied by the sum of (1+ Index Return).
CUSIP / ISIN:	22546ECP7 / US22546ECP79
Distributor:	Credit Suisse Securities (USA) LLC (“CSSU”)
Principal	TBD
Amount:
Denomination:	Minimum initial purchase of U.S. $1,000 per Note
	and integral multiples of U.S. $1,000 thereafter	RELEVANT DATES:
Reference Index:	iShares MSCI Emerging Markets Index Fund (EEM)	Trade Date:	August 26, 2008
Initial Level:	Closing level of the Reference Index on the Trade	Settlement Date:	August 29, 2008
	Date	Valuation Date:	August 26, 2010
Final Level:	Closing level of the Reference Index on the Valuation	Maturity Date:	August 3, 2010
Date
Upside	200%	* A credit rating is not a recommendation to buy, sell or hold the securities,
Participation:		and may be subject to revision or withdrawal at any time by the assigning
Cap/Max Return:	[20% - 22%] to be determined on the Trade Date	rating agency. Each credit rating should be evaluated independently of any
Buffer	10%	other credit rating. Any rating assigned to the securities does not enhance,
Downside	100%, Beyond the Buffer	affect or address the likely performance of the securities other than the ability
Participation:		of the Issuer to meet their obligations.
Index Return:	If the Final Level is > the Initial Level, then the Index
Return will equal:

■    Upside Participation x ((Final Level – Initial Level) / Initial Level), subject to the cap within the ranges set forth in the table above and which will be determined on the date the securities are priced for initial sale to the public.

If the Final Level is less than the Initial Level but greater than or equal to (1 – Buffer)*Initial Level, then the Index Return will be zero.

If the Final Level is less than (1-Buffer)*Initial Level, then the Index Return will equal:
■ Downside Participation x [(Final Level – ((1-Buffer)*Initial Level)) / Initial Level]

Credit Suisse • Structured Retail Products • 11 Madison Ave, NY, NY 10010 • 1-888-537-4898 • structured.notes@credit-suisse.com

PRODUCT SNAPSHOT

Who Should Invest in the BARESSM:

■   Investors who are bullish on the Reference Index and looking to add exposure to the Reference Index to their portfolio.  Investors who are interested in doubling the upside participation in the Reference Index, subject to a cap, and are able to withstand a loss of their investment in the event the Reference Index declines beyond the Buffer.

Hypothetical Upside Scenario:

■            The Reference Index appreciates from its Initial Level to its Final Level on the Valuation Date:  Investors receive back their initial investment plus 200% of the appreciation of the Reference Index, subject to a cap within the range set forth above and which will be determined on the date the securities are priced for initial sale to the public.

Hypothetical Downside Scenario:

■            The Reference Index depreciates from its Initial Level to its Final Level on the Valuation Date:  Investors participate in 100% of the losses beyond the Buffer.

* Hypothetical scenarios are neither indicators nor guarantees of future Index performance.  Actual results will vary, perhaps materially from the hypothetical analysis.

* This graph assumes that the cap for the BARES offering is set at the midpoint of its respective range set forth in the table on page 2 of this free writing prospectus.

Credit Suisse • Structured Retail Products • 11 Madison Ave, NY, NY 10010 • 1-888-537-4898 • structured.notes@credit-suisse.com

A purchase of the securities involves risks.  This section summarizes certain additional risks relating to the securities.  We urge you to read the following information about these risks, together with the information in the Preliminary Pricing Supplement No. K-5 subject to completion dated July 30, 2008, the Product Supplement No. 2A dated July 2, 2008, the Prospectus Supplement dated March 24, 2008 and the Prospectus dated March 29, 2007 before investing in the securities.

The BARES are only 10% principal protected.  An investment in the BARES is only 10% principal protected and you may receive less at maturity than you originally invested in the BARES; if the Final Level is less than 90% of the Initial Level, you will bear a portion of the depreciation in the Reference Index down to 10%.

The BARES do not pay interest.  CSSU will not pay interest on the BARES.  Even if the payment at maturity exceeds the principal amount of the BARES, you may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other CSSU debt securities.

The BARES may pay less than the full appreciation of the Reference Index at maturity.  If the Reference Index appreciates, your return will be based on two times the percentage increase of the Reference Index, subject to a cap, within the range set forth above, and which will be determined on the date the securities are priced for initial sale to the public, provided, however, that the Index Return will not be greater than the cap.

An investment in BARES is not the same as an investment in the stocks underlying the Reference Index or a security directly linked to such Index. The payment of dividends on the stocks which comprise, or underlie, the Reference Index has no effect on the calculation of the value of that Reference Index.  Accordingly, the Index Return based on the percentage change in the Reference Index is not the same as the total return based on the purchase of those underlying stocks held for a similar period. In addition, you may lose part of your investment even if the Reference Index has risen at certain times during the term of the securities before falling to a level below the Initial Level on the date which the Final Level is calculated.

The U.S. federal income tax consequences of the securities are uncertain.  No ruling is being requested from the Internal revenue Service, or the IRS, with respect to the securities and we cannot assure you that the IRS or any court will agree with the tax treatment described under “Certain United States Federal Income Tax Considerations” in the product and pricing supplements.

Anti-Dilution Protection is Limited.  The calculation agent will make dilution adjustments for certain events affecting the iShares MSCI Emerging Markets Index Fund.  However, the calculation agent will not make an adjustment in response to all events that could affect the iShares MSCI Emerging Markets Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected.

The shares of the iShares MSCI Emerging Markets Index Fund and the MSCI Emerging Markets Index are different.  The performance of the shares of the iShares MSCI Emerging Markets Index Fund may not exactly replicate the performance of MSCI Emerging Markets Index due to transaction costs and fees that are not included in the calculation of MSCI Emerging Markets Index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund or due to other circumstances.

There may be little or no secondary market for the BARES.  The BARES will not be listed on any securities exchange.  We cannot assure you that a secondary market for the BARES will develop.  CSSU currently intends to make a market in the BARES, although it is not required to do so and may stop making a market at any time.  If you have to sell your securities prior to maturity, you may have to sell them at a substantial loss.

The market price of the BARES may be influenced by many unpredictable factors. Many factors, most of which are beyond our control, will influence the value of the BARES and the price at which CSSU may be willing to purchase or sell the BARES in the secondary market, including:

•  The current level of the Reference Index.  •  Whether the level of the Reference Index has exceeded the cap or has declined below the Initial Level.  •  Interest and yield rates in the market.  •  The volatility of the Reference Index.  •  Economic, financial, political and regulatory or judicial events that affect the securities underlying the Reference Index or stock markets generally and which may affect the appreciation of the Reference Index.  •  The time remaining to the maturity of the BARES.  •  The dividend rate on the stocks underlying the Reference Index.  •  Credit Suisse’s creditworthiness.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity.  The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities.  Credit Suisse Nassau Branch has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement No. K-5 subject to completion dated July 30, 2008, Product Supplement No. 2A dated July 2, 2008, Prospectus Supplement dated March 24, 2008 and Prospectus dated March 29, 2007 to understand fully the terms of the securities and other considerations that are

Credit Suisse • Structured Retail Products • 11 Madison Ave, NY, NY 10010 • 1-888-537-4898 • structured.notes@credit-suisse.com important in making a decision about investing in the securities.  You should, in particular, review the “Investment Considerations” section herein and the “Risk Factors” sections of the product supplement and the prospectus supplement, which set forth a number of risks related to the securities.  You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

© 2008 Credit Suisse and its subsidiaries and affiliates. All rights reserved

Credit Suisse • Structured Retail Products • 11 Madison Ave, NY, NY 10010 • 1-888-537-4898 • structured.notes@credit-suisse.com